UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*
Under the Securities Exchange Act of 1934

OCWEN FINANCIAL CORPORATION
 (Name of Issuer)
Common Stock
 (Title of Class of Securities)
675746309
 (CUSIP Number)
December 31, 2016
 (Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 15 Pages
Exhibit Index:  Page 15

CUSIP NO. 675746309	Page 2 of 15 Pages

1.	Names of Reporting Persons William C. Erbey
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 21,437,182[1] (as of December 31, 2016)
	6.	Shared Voting Power 0 (as of December 31, 2016)
	7.	Sole Dispositive Power 21,437,182[1] (as of December 31, 2016)
	8.	Shared Dispositive Power 0 (as of December 31, 2016)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,437,182 (as of December 31, 2016)
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 16.8%* (as of December 31, 2016)
12.	Type of Reporting Person (See Instructions) IN

1 Includes 69,805 shares of Ocwen Financial Corporation (“Ocwen”) held directly by Mr. Erbey.  Also includes 7,849,704 shares of Ocwen held by Munus, L.P., a Georgia limited partnership (“Munus”), in which Mr. Erbey has a 0.1% general partner interest; Erbey Holding Corporation, Inc. (“Erbey Holding”), a corporation wholly-owned by Mr. Erbey, has a 60% preferred limited partner interest and a 9.9% common limited partner interest; and The Community Foundation of West Georgia, Inc., a Georgia nonprofit corporation, has a 30% preferred limited partner interest, with no right to vote or control the assets of Munus. Also includes 1,000,000 shares of Ocwen held by Salt Pond Holdings, LLC, a U.S. Virgin Islands limited liability company (“Salt Pond”), of which the members are Erbey Holding (19.3%), Christiansted Trust (56.2%), a U.S. Virgin Islands trust (the “C-Trust”) and Frederiksted Trust (24.5%), a U.S. Virgin Islands trust (the “F-Trust”). Mr. Erbey, E. Elaine Erbey (“Mrs. Erbey”), John Erbey (Mr. Erbey’s brother) and Salt Pond are the co-trustees of the C-Trust.  Mr. Erbey, John Erbey and Salt Pond are the co-trustees of the F-Trust. Also includes 9,014,852 shares of Ocwen held by Tribue Limited Partnership, a U.S. Virgin Islands limited partnership (“Tribue”), in which Mr. Erbey has a 0.1% general partner interest, and Salt Pond has a 90% preferred limited partner interest and a 9.9% common limited partner interest. Also includes options to acquire 3,502,821 shares of Ocwen which are exercisable on or within 60 days from December 31, 2016.

CUSIP NO. 675746309	Page 3 of 15 Pages

1.	Names of Reporting Persons Christiansted Trust
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S. Virgin Islands
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0 (as of December 31, 2016)
	6.	Shared Voting Power 10,014,852[2] (as of December 31, 2016)
	7.	Sole Dispositive Power 0 (as of December 31, 2016)
	8.	Shared Dispositive Power 10,014,852[2] (as of December 31, 2016)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,014,852 (as of December 31, 2016)
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 8.1%* (as of December 31, 2016)
12.	Type of Reporting Person (See Instructions) OO

2 Includes 1,000,000 shares of Ocwen held by Salt Pond, of which the members are Erbey Holding, the C-Trust and the F-Trust. Also includes 9,014,852 shares of Ocwen held by Tribue, of which the partners are Mr. Erbey and Salt Pond, of which the members are Erbey Holding, the C-Trust and the F-Trust.

CUSIP NO. 675746309	Page 4 of 15 Pages

1.	Names of Reporting Persons Frederiksted Trust
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S. Virgin Islands
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0 (as of December 31, 2016)
	6.	Shared Voting Power 10,014,852[3] (as of December 31, 2016)
	7.	Sole Dispositive Power 0 (as of December 31, 2016)
	8.	Shared Dispositive Power 10,014,852[3] (as of December 31, 2016)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,014,852 (as of December 31, 2016)
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 8.1%* (as of December 31, 2016)
12.	Type of Reporting Person (See Instructions) OO

3 Includes 1,000,000 shares of Ocwen held by Salt Pond, of which the members are Erbey Holding, the C-Trust and the F-Trust. Also includes 9,014,852 shares of Ocwen held by Tribue, of which the partners are Mr. Erbey and Salt Pond, of which the members are Erbey Holding, the C-Trust and the F-Trust.

CUSIP NO. 675746309	Page 5 of 15 Pages

1.	Names of Reporting Persons Salt Pond Holdings, LLC
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S. Virgin Islands
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0 (as of December 31, 2016)
	6.	Shared Voting Power 10,014,852[4] (as of December 31, 2016)
	7.	Sole Dispositive Power 0 (as of December 31, 2016)
	8.	Shared Dispositive Power 10,014,852[4] (as of December 31, 2016)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,014,852 (as of December 31, 2016)
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 8.1%* (as of December 31, 2016)
12.	Type of Reporting Person (See Instructions) OO

4 Includes 1,000,000 shares of Ocwen held in Salt Pond and 9,014,852 shares of Ocwen held by Tribue, of which the partners are Mr. Erbey and Salt Pond.

CUSIP NO. 675746309	Page 6 of 15 Pages

1.	Names of Reporting Persons Tribue Limited Partnership
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S. Virgin Islands
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0 (as of December 31, 2016)
	6.	Shared Voting Power 9,014,852 (as of December 31, 2016)
	7.	Sole Dispositive Power 0 (as of December 31, 2016)
	8.	Shared Dispositive Power 9,014,852 (as of December 31, 2016)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,014,852 (as of December 31, 2016)
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 7.3%* (as of December 31, 2016)
12.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 675746309	Page 7 of 15 Pages

1.	Names of Reporting Persons Munus, L.P.
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Georgia
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0 (as of December 31, 2016)
	6.	Shared Voting Power 7,849,704 (as of December 31, 2016)
	7.	Sole Dispositive Power 0 (as of December 31, 2016)
	8.	Shared Dispositive Power 7,849,704 (as of December 31, 2016)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,849,704 (as of December 31, 2016)
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 6.3%* (as of December 31, 2016)
12.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 675746309	Page 8 of 15 Pages

1.	Names of Reporting Persons Erbey Holding Corporation, Inc.
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0 (as of December 31, 2016)
	6.	Shared Voting Power 17,864,556[5] (as of December 31, 2016)
	7.	Sole Dispositive Power 0 (as of December 31, 2016)
	8.	Shared Dispositive Power 17,864,556[5] (as of December 31, 2016)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,864,556 (as of December 31, 2016)
10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 14.4%* (as of December 31, 2016)
12.	Type of Reporting Person (See Instructions) CO

5 Includes 1,000,000 shares of Ocwen held by Salt Pond, of which the members are Erbey Holding, the C-Trust and the F-Trust. Also includes 9,014,852 shares of Ocwen held by Tribue, of which the partners are Mr. Erbey and Salt Pond, of which the members are Erbey Holding, the C-Trust and the F-Trust.  Also includes 7,849,704 shares of Ocwen held by Munus, of which the partners are Mr. Erbey, Erbey Holding and The Community Foundation of West Georgia, Inc.

* The ownership percentage for each Reporting Person as of December 31, 2016 is based upon 123,989,954 shares of Ocwen outstanding as of October 25, 2016 according to Ocwen’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on October 27, 2016.  For Mr. Erbey, 3,502,821 shares of common stock, which were exercisable on or within 60 days after December 31, 2016 have been added to the shares outstanding to arrive at a total number of shares outstanding of 127,492,775 for purposes of calculating his beneficial ownership only.

CUSIP NO. 675746309	Page 9 of 15 Pages

Item 1(a).	Name of Issuer:
  Ocwen Financial Corporation (“Ocwen”).
Item 1(b).	Address of the Issuer’s Principal Executive Offices:
  1661 Worthington Road
  Suite 100
  West Palm Beach, Florida 33409
Item 2(a).	Name of Person Filing
  The Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):
i)	William C. Erbey (“Mr. Erbey”);
ii)	Christiansted Trust (the “C-Trust”);
iii)	Frederiksted Trust (the “F-Trust”);
iv)	Salt Pond Holdings, LLC (“Salt Pond”);
v)	Tribue Limited Partnership (“Tribue”);
vi)	Munus, L.P. (“Munus”); and
vii)	Erbey Holding Corporation, Inc. (“Erbey Holding”).
This statement relates to Shares (as defined in Item 2(d) below) beneficially owned by Mr. Erbey. The C-Trust and the F-Trust are irrevocable non-grantor trusts. Salt Pond is a service business providing merchant banking services and family office services, which encompass trading in stocks or securities and possibly financing operations for businesses. Each of Tribue and Munus are charitable remainder trusts. Erbey Holding is a holding company for the investment of securities. The partners of Tribue are Mr. Erbey and Salt Pond. The members of Salt Pond are Erbey Holding, the C-Trust and the F-Trust. Erbey Holding is wholly-owned by Mr. Erbey. The co-trustees of the C-Trust are Mr. Erbey, Mrs. Erbey, John Erbey and Salt Pond.  The co-trustees of the F-Trust are Mr. Erbey, John Erbey and Salt Pond. The partners of Munus are Mr. Erbey, Erbey Holding and The Community Foundation of West Georgia, Inc., a Georgia nonprofit corporation.
The agreement between the Reporting Persons to file this statement jointly in accordance with Rule 13d‑1(k) under the Exchange Act is attached as Exhibit A.
Item 2(b).	Address of Principal Business Office or, if None, Residence:
Mr. Erbey’s business address is P.O. Box 25437, Christiansted, VI 00824. The principal office of the C-Trust is P.O. Box 25390, Christiansted, VI 00824. The principal office of the F-Trust is P.O. Box 25390, Christiansted, VI 00824. The principal office of Salt Pond is P.O. Box 25437, Christiansted, VI 00824. The principal office of Tribue is P.O. Box 25437, Christiansted, VI 00824. The principal office of Munus is 75 14th Street NE, Suite 2200, Atlanta, Georgia, 30309. The principal office of Erbey Holding is P.O. Box 25437, Christiansted, VI 00824.

CUSIP NO. 675746309	Page 10 of 15 Pages

Item 2(c).	Citizenship:
i)	Mr. Erbey is a United States citizen;
ii)	The C-Trust is a U.S. Virgin Islands trust;
iii)	The F-Trust is a U.S. Virgin Islands trust;
iv)	Salt Pond is a U.S. Virgin Islands limited liability company;
v)	Tribue is a U.S. Virgin Islands limited partnership;
vi)	Munus is a Georgia limited partnership; and
vii)	Erbey Holding is a Delaware corporation.
Item 2(d).	Title of Class of Securities:
  Common Stock, par value $0.01 per share (the “Shares”).
Item 2(e).	CUSIP Number:
  675746309
Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
  This Item 3 is not applicable.
Item 4.	Ownership:
Item 4(a).	Amount Beneficially Owned as of 12/31/2016:
Munus, for which Mr. Erbey retains management of the assets of, is the beneficial owner of 7,849,704 Shares of Ocwen.  Salt Pond, of which the members are Erbey Holding, the C-Trust and the F-Trust, is the beneficial owner of 1,000,000 Shares of Ocwen.  Tribue, for which Mr. Erbey retains management of the assets of, is the beneficial owner of 9,014,852 Shares of Ocwen.  Mr. Erbey controls Munus, the C-Trust, the F-Trust, Salt Pond, Tribue and Erbey Holding and therefore is the beneficial owner of 17,864,556 Shares of Ocwen held indirectly through these entities plus 69,805 Shares of Ocwen held directly and options to acquire 3,502,821 Shares of Ocwen which are exercisable on or within 60 days from December 31, 2016.

Mr. Erbey: 21,437,182
The C-Trust: 10,014,852
The F-Trust: 10,014,852
Salt Pond: 10,014,852
Tribue: 9,014,852
Munus: 7,849,704
Erbey Holding: 17,864,556

CUSIP NO. 675746309	Page 11 of 15 Pages

Item 4(b).	Percent of Class:
Mr. Erbey: 16.8%
The C-Trust: 8.1%
The F-Trust: 8.1%
Salt Pond: 8.1%
Tribue: 7.3%
Munus: 6.3%
Erbey Holding: 14.4%
The percentages in the immediately preceding list have been calculated based on a total of 123,989,954 shares of Ocwen outstanding as of October 25, 2016 according to Ocwen’s Quarterly Report on Form 10-Q filed with the SEC on October 27, 2016.  For Mr. Erbey, 3,502,821 shares of common stock, which were exercisable on or within 60 days after December 31, 2016 have been added to the shares outstanding to arrive at a total number of shares outstanding of 127,492,775 for purposes of calculating his beneficial ownership only.
Item 4(c).	Number of shares as to which the person has:
(i)	Sole power to vote or direct the vote
Mr. Erbey: 21,437,182
The C-Trust: 0
The F-Trust: 0
Salt Pond: 0
Tribue: 0
Munus: 0
Erbey Holding: 0
(ii)	Shared power to vote or direct the vote
Mr. Erbey: 0
The C-Trust: 10,014,852
The F-Trust: 10,014,852
Salt Pond: 10,014,852
Tribue: 9,014,852
Munus: 7,849,704
Erbey Holding: 17,864,556
(iii)	Sole power to dispose or to direct the disposition of
Mr. Erbey: 21,437,182
The C-Trust: 0
The F-Trust: 0
Salt Pond: 0
Tribue: 0
Munus: 0
Erbey Holding: 0

(iv)	Shared power to dispose or to direct the disposition of
Mr. Erbey: 0
The C-Trust: 10,014,852
The F-Trust: 10,014,852
Salt Pond: 10,014,852
Tribue: 9,014,852
Munus: 7,849,704
Erbey Holding: 17,864,556

CUSIP NO. 675746309	Page 12 of 15 Pages

Item 5.	Ownership of Five Percent or Less of a Class:
This Item 5 is not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
This Item 6 is not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
See Item 4(a) above.
Item 8.	Identification and Classification of Members of the Group:
This Item 8 is not applicable.
Item 9.	Notice of Dissolution of Group:
This Item 9 is not applicable.
Item 10.	Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 675746309	Page 13 of 15 Pages

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: 2/14/2017	William C. Erbey

	By:	/s/ William C. Erbey

Date: 2/14/2017	Christiansted Trust

	By:	/s/ William C. Erbey
William C. Erbey
Co-Trustee

By:	/s/ E. Elaine Erbey
E. Elaine Erbey
Co-Trustee

By:	/s/ John R. Erbey
John R. Erbey
Co-Trustee

By:	/s/ William C. Erbey
Salt Pond Holdings, LLC
Co-Trustee
Signed by: William C. Erbey
Title: President

Date: 2/14/2017	Frederiksted Trust

	By:	/s/ William C. Erbey
William C. Erbey
Co-Trustee

By:	/s/ John R. Erbey
John R. Erbey
Co-Trustee

By:	/s/ William C. Erbey
Salt Pond Holdings, LLC
Co-Trustee
Signed by: William C. Erbey
Title: President

Date: 2/14/2017	Salt Pond Holdings, LLC

	By:	/s/ William C. Erbey
William C. Erbey
President

CUSIP NO. 675746309	Page 14 of 15 Pages

Date: 2/14/2017	Tribue Limited Partnership

	By:	/s/ William C. Erbey
William C. Erbey
General Partner

Date: 2/14/2017	Munus, L.P.

	By:	/s/ William C. Erbey
William C. Erbey
General Partner

Date: 2/14/2017	Erbey Holding Corporation, Inc.

	By:	/s/ William C. Erbey
William C. Erbey
President

CUSIP NO. 675746309	Page 15 of 15 Pages

EXHIBIT INDEX

A.	Joint Filing Agreement by and among William C. Erbey, Christiansted Trust, Frederiksted Trust, Salt Pond Holdings, LLC, Tribue Limited Partnership, Munus, L.P. and Erbey Holding Corporation, Inc.